UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Empire Resorts, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   292052 10 7
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                                 (CUSIP Number)


                         Concord Associates, L.P.
                         c/o Cappelli Enterprises, Inc.
                         115 Stevens Avenue
                         Valhalla, NY 10595
                         Attention: Louis R. Cappelli

                         With a copy to:

                         Herrick, Feinstein LLP
                         2 Park Avenue
                         New York, NY 10016
                         Attention: Louis Goldberg, Esq.
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
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                                 March 21, 2007
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             (Date of Event which Requires Filing of this Statement)
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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
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         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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           Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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

CUSIP No. 292052 10 7
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   1.   Name of Reporting Persons:     Concord Associates, L.P.

        I.R.S. Identification Nos. of above persons (entities only): 13-4008929
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [X]
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   3.   SEC Use Only
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   4.   Source of Funds:        OO
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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
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   6.   Citizenship or Place of Organization

        New York
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Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

        3,500,000 shares (1)
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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                                                  [ ]
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   13.  Percent of Class Represented by Amount in Row (11):      11.50% (2)
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   14.  Type of Reporting Person (See Instructions):       PN


   (1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

   (2) Based upon a total of 30,429,902 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,429,902 shares of Common Stock outstanding as of March 7, 2007 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2006 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.

CUSIP No. 292052 10 7
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   1.   Name of Reporting Persons:     Convention Hotels, Inc.

        I.R.S. Identification Nos. of above persons (entities only): 13-4040188
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [X]
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   3.   SEC Use Only
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   4.   Source of Funds:        OO
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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
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   6.   Citizenship or Place of Organization

        New York
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Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

        3,500,000 shares (1)
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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                                                  [ ]
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   13.  Percent of Class Represented by Amount in Row (11):      11.50% (2)
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   14.  Type of Reporting Person (See Instructions):      CO, HC


   (1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

   (2) Based upon a total of 30,429,902 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,429,902 shares of Common Stock outstanding as of March 7, 2007 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2006 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.
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                                       3

CUSIP No. 292052 10 7
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   1.   Name of Reporting Persons:     Catskill Resort Group LLC

        I.R.S. Identification Nos. of above persons (entities only): 13-4109858
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) [ ]

        (b) [X]
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   3.   SEC Use Only
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   4.   Source of Funds:        OO
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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
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   6.   Citizenship or Place of Organization

        New York
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Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
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   11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

        3,500,000 shares (1)
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   12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                                                  [ ]
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   13.  Percent of Class Represented by Amount in Row (11):      11.50% (2)
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   14.  Type of Reporting Person (See Instructions):    OO, HC


   (1) Includes (i) 2,500,000 shares of Common Stock purchased by Concord Associates, L.P. on January 26, 2007 in connection with the exercise in part of the option to purchase 3,500,000 shares of Common Stock at $7.50 per share which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P., a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates, L.P. (as so amended, the "Option Agreement") and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

   (2) Based upon a total of 30,429,902 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,429,902 shares of Common Stock outstanding as of March 7, 2007 as reported in Empire Resorts, Inc.'s Annual Report on Form 10-K for the period ended December 31, 2006 and (ii) 1,000,000 shares of Common Stock which are subject to the Option Agreement.
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                                       4

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels, Inc., a New York corporation ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group") (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D on December 30, 2005 by Concord Associates, Convention Hotels and Catskill Resort Group and as further amended by Amendment No. 2 to Schedule 13D on January 3, 2007 by Concord Associates, Convention Hotels and Catskill Resort Group (the Original Schedule 13D, as amended, the "Schedule 13D"). This amendment to the
Schedule 13D relates to the common stock ("Common Stock"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("Empire" or "Issuer"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

As previously reported, (i) Concord Associates, Sullivan Resorts, LLC and Empire have entered into a Letter Agreement, dated December 30, 2005, terminating the Agreement and Plan of Merger and Contribution, dated as of March 3, 2005, among Empire, Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord Associates and Sullivan Resorts, LLC and (ii) Concord Associates and Empire have entered into amendments to the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord Associates (as so amended, the "Option Agreement"). In addition, as previously reported, pursuant to the most recent amendment to the Option Agreement, (i) the number of shares of Common Stock subject to the Option Agreement was reduced from 5,188,913 to 3,500,000, (ii) Concord Associates exercised the Option Agreement in part and purchased 2,500,000 shares of Common Stock for aggregate consideration of $18,750.000 on January 26, 2007; and (iii) the term of the Option Agreement with respect to the remaining 1,000,000 shares of Common Stock was extended to December 27, 2007.

On March 21, 2007, Concord Associates delivered a demand for registration of shares of Common Stock pursuant to the Option Agreement. A copy of this demand letter is attached as Exhibit 1 to this Amendment No. 3 and is incorporated herein by reference. Concord Associates has delivered such demand so that in the event that Concord Associates elects to sell shares of Common Stock in the future such sales would be in registered transactions.

Concord Associates and the other Reporting Persons have not made any decision with regard to the sale of the shares of Common Stock and reserve all rights with respect thereto. The Reporting Persons intend continuously to review their rights and options with respect to the shares of Common Stock and will take such actions in the future (which may include additional purchases of shares of Common Stock (pursuant to an exercise under the Option Agreement or otherwise) or sales of shares of Common Stock) as they may deem appropriate in light of market conditions, business factors and other circumstances existing from time to time, which may include one or more of the actions specified in paragraphs
(a) through (j) of Item 4 of this Schedule 13D:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Empire: (i) 2,500,000 shares of Common Stock purchased by Concord Associates on January 26, 2007 in connection with the exercise in part of the Option Agreement and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

As a result, the Reporting Persons may be deemed to beneficially own an aggregate of 11.50% of Empire's Common Stock (which is calculated based upon a total of 30,429,902 shares of Common Stock and which, pursuant to Rule 13d-3(d)(1), consists of (i) 29,429,902 shares of Common Stock outstanding as of March 7, 2007 as reported in Empire's Annual Report on Form 10-K for the period ended December 31, 2006 and (ii) 1,000,000 shares of Common Stock which remain subject to the Option Agreement.

(b) The Reporting Persons have the shared power to dispose or direct the disposition of 3,500,000 shares of Common Stock.

(c) Except as described in Item 5(a) above, there have been no purchases or sales of Empire's Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.


Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Demand Letter, dated March 21, 2007 from Concord Associates, L.P. to Empire Resorts, Inc.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2007
                                 CONCORD ASSOCIATES, L.P.

                                 By: Convention Hotels, Inc., as General Partner


                                  By: /s/ LOUIS R. CAPPELLI
                                      -------------------------------
                                      Name:  Louis R. Cappelli
                                      Title: President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2007
                                       CONVENTION HOTELS, INC.


                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------
                                           Name:  Louis R. Cappelli
                                           Title: President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 22, 2007
                                  CATSKILL RESORT GROUP LLC

                                  By: Cappelli Resorts, LLC, as Managing Member


                                  By: /s/ LOUIS R. CAPPELLI
                                      ---------------------------------------
                                      Name:  Louis R. Cappelli
                                      Title: President


                                  By: Melville-Catskill, LLC, as Managing Member

                                  By: Reckson Strategic Venture Partners, LLC,
                                      as Managing Member


                                    By: /s/ FRANK ADIPIETRO
                                        -------------------------------------
                                        Name:  Frank Adipietro
                                        Title: Authorized Person

                                                                       Exhibit 1



                           REGISTRATION RIGHTS DEMAND

EMPIRE RESORTS, INC.
Monticello Raceway
Route 17B
Monticello, New York 12701
Attn. David Hanlon and Morad Tahbaz

Date:  March 21, 2007

                  This Demand is given in connection with the Option Agreement, dated as of November 12, 2004, as amended, modified or supplemented, by between EMPIRE RESORTS, INC., a Delaware corporation, having an address at Monticello Raceway, Route 17B, Monticello, New York 12701 ("Issuer"), and CONCORD ASSOCIATES LIMITED PARTNERSHIP (a/k/a Concord Associates, L.P.), a New York limited partnership having an address at 115 Stevens Avenue, Valhalla, New York 10595 ("Grantee"). Capitalized terms used herein without definition shall have the meanings set forth in the Option Agreement.


                  Grantee hereby requests that, as expeditiously as practicable, Issuer prepare, file and cause to be made effective a registration statement under the Securities Act in connection with the offering, sale and delivery of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Grantee upon exercise of the Option for offers and sales by Grantee in either an underwritten offering, market transactions, private transactions to one or more third parties or otherwise.

                  Grantee hereby further requests that Issuer use all best efforts to qualify such shares or other securities under any applicable state securities laws.

                  Grantee hereby further requests that Issuer use all best efforts to cause such registration statement to become effective as soon as practicable, to obtain all consents or waivers of other parties that are required therefor as soon as practicable and to keep such registration statement effective for such period not in excess of 180 days from the date such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition.

                  Grantee agrees to comply with all obligations under the Option Agreement applicable to it in connection with the transactions contemplated hereby and requests that Issuer comply with all obligations under the Option Agreement applicable to it.

                  Grantee expressly reserves all of its other rights under the Option Agreement, including without limitation any rights under Section 5(b) and
(c) and the right to exercise the remainder of the Option.

                  Please advise Grantee of your expected timing in connection with the proposed offering as soon as possible.





                  IN WITNESS WHEREOF, Grantee has caused this Demand to be signed by its officers thereunto duly authorized, all as of the day and year first written above.

                                     CONCORD ASSOCIATES LIMITED
                                     PARTNERSHIP a/k/a CONCORD ASSOCIATES, L.P.

                                     By:    Convention Hotels, Inc.,
                                            its general partner


                                     By: /s/ LOUIS R. CAPPELLI
                                         --------------------------------------
                                         Name:   Louis R. Cappelli
                                         Title:  President